

NEW PRODUCT PAYS GUARANTEED INCOME ON MANAGED ACCOUNTS

Aug 18, 2009 10:46 AM, By Alan Lavine

Do you have clients who want guaranteed income, but are reluctant to sign onto an annuity that pledges underlying assets to an insurance company? New hybrid products, known as "Stand Alone Living Benefits (SALBs)" combine an annuity with a managed investment portfolio. So a guaranteed lifetime withdrawal benefit may be extended to a fee-based advisors' managed exchange traded funds and mutual fund portfolios.

"Fee-based advisors are warming up rapidly (to SALBs)," says Eric Henderson, national sales manager with Nationwide Financial, Columbus, Ohio. Phoenix Companies, Nationwide Financial, Allstate Life Insurance Co. and Genworth Financial, are among those insurers offering SALBs. Another six firms have similar products in registration, according to a report by Strategic Insight, a New York-based research firm.

Charles Roame, principal with Tiburon Strategic Advisors in California, sees enormous potential for this kind of insurance among fee-based advisors. There are more than 18,000 fee-based advisors who manage more than $2 trillion in assets.

Here's how a SALB works: If and when a client's account value dwindles to zero as a result of systematic retirement withdrawals, the insurance kicks in. So, regardless of market performance, the investor continues to get the 5 percent annual income for life. Clients also can arrange for income to continue for a spouse.

Typically, the products require that an investor be at least 65 years-old to initially access the guaranteed income stream. Account values may be stepped up during the investment phase based on the annuity contract's provisions.

Overall, the insurance fee for the SALB ranges from 85 to 260 basis points, depending upon how much is invested in stocks. While this is on par with variable annuity living benefit charges, SALB clients realize savings on mortality and expense fees and mutual fund investment management fees.

As with variable annuities, SALBs have limits on how much investors can allocate to stocks. For example, Genworth's "Life Harbor" SALB lets investors put as much as 70 percent in stocks. By contrast, Nationwide's "Retirement Income Solutions" limits stock allocation to 50 percent of assets.

Tamiko Toland, author of a report by New York-based Strategic Insight, entitled "Guaranteed Retirement Income Beyond Annuities," says that the guarantee is an insurance policy. It is offered as a contingent deferred annuity or certificate that is registered with the Securities and Exchange Commission. Toland estimates more than $700 billion in assets in managed accounts and mutual funds could be eligible for the stand alone living benefit.

"What sets the SALB apart from other existing products is its novel approach to providing guaranteed retirement income on investment assets outside of annuities," she says. "The SALB provides new product development and distribution opportunities."

Phoenix Companies, Hartford, developed the first of these products in March 2008 with Lockwood Capital Management, a Malvern, PA-based registered investment advisor, affiliated with Pershing LLC, New York.

Phoenix research indicates many high-net-worth consumers and advisors liked the features of variable annuities with living benefit guarantees. But they were put off by their complexity, cost and the lack of control over the assets. The underlying products, fees and investment minimums vary by firm.

Edwin Friderici, Phoenix Companies managing director, declined to say how much managed account money carries the standalone benefits. But now that the financial markets have stabilized, he says, fee-only advisors and their clients are more interested in the income protection. "Starting in January and February of this year, interest has really picked up," Friderici says. "We are in discussions with several firms about adding its 'Guaranteed Income Edge' to their platforms."

The "Guaranteed Income Edge" comes with three asset allocation models built with exchange traded funds, while the investment minimum is $250,000. The guaranteed payout rate is 5 percent of the initial account value. The annual charge for the insurance coverage ranges from 140 basis points for a 60 percent-40 percent stock-bond mix to 260 basis points for a 100 percent stake in stocks. The firm plans to launch new SALB programs, however, that will only require a minimum initial investment of $50,000 to $100,000, says Friderici.

In May 2008, AssetMark Investment Services Inc., the asset-management arm of Genworth Financial Inc., Richmond, Va., teamed with Genworth Life and Annuity Insurance Company to unveil the "LifeHarbor"(SM) series standalone benefit. AssetMark has partnered with independent broker-dealers to sell this product. The minimum investment is $50,000 for a mutual fund investment model and $100,000 for an exchange traded fund model. There is an 85 basis point annual charge for the insurance if an investor keeps 60 percent in stocks and 40 percent in bonds. The fee rises to 110 basis points for a 70 percent-30 percent stock bond mix.

"The concept of taking an insurance guarantee and adding it to a managed account product is at the forefront of our industry, says Neil Wilding, Genworth Life and Annuity national sales manager. "It is flexible. A client could invest and add this guarantee without having to shift assets around. The design is simple and the story is easy to tell."

Nationwide Financial offers two private-label SALB products, both annuities that pay a 5 percent annual lifetime withdrawal benefit on exchange traded managed accounts. There also is a 5 percent annual roll-up during the accumulation phase. The annual charge for the insurance is 100 basis points, with an additional 20 basis points for the spousal option. Investors can keep a maximum of 50 percent in equities.

Last May, Nationwide teamed up with Envestnet, a wealth advisory service, with 10,000 financial advisors, to offer "Portfolio Innovator." Through Morgan Stanley Smith Barney, it offers the SALB under the label, "Select Retirement." Along with the SALB, Nationwide began offering a free income planning program, "RetireSense," to help advisors identify which investments to harvest for income and when.

Caveat Emptor

There is no free lunch with SALBs. The insurance company prospectuses state that the tax consequences of guaranteed withdrawal benefits are uncertain because they have not been addressed by the Internal Revenue Service.

Nevertheless, insurance attorneys have determined that withdrawals are taxed as follows: During the systematic withdrawal phase when clients are drawing down their investment for income, they pay capital gains and ordinary income on dividends and interest. When the investment is depleted and the annuity kicks in, about 60 percent of the annuity income is taxed. The rest is considered a return of principal, based on the IRS's exclusion ratio.

The insurance charge for the SALB is subject to change for new money going into a managed account, based on the insurance company's cost of hedging. The insurance coverage is not transferable. So if the client or the money manager jumps ship and moves to another firm that does not have the SALB on its platform, the coverage can not be transferred.

The financial strength rating of the insurance company also is important. Stick with insurers rated A to A++ by A.M. Best.

Nationwide has filed a registration statement (including a prospectus) with the SEC for Select Retirement. The product prospectus can be obtained by writing to Nationwide Life Insurance Company, P.O. Box 182021, Columbus, OH 43218-2021, calling 1-877-877- 4217 or by visiting nationwide.com/selectretirement. Before investing, please read the prospectus in that registration statement and other documents Nationwide has filed with the SEC for more complete information. You may also get the prospectus and other documents for free by visiting EDGAR on the SEC website at www.sec.gov.